CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED

07020461

16 January 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Compulsory Acqn of Shares	15/01/2007
REG-Catlin Group Limited Schedule 10	15/01/2007
REG-Catlin Group Limited Acquisition Update	12/01/2007
REG-Catlin Group Limited Schedule 10	11/01/2007
REG-Catlin Group Limited Total Voting Rights	09/01/2007

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

Yours faithfully,

Pramila Bharj

Enc.

RECEIVED
2007 JAN 23 A 7:

REG-Catlin Group Limited Total Voting Rights
Released: 09/01/2007

RNS Number:2493P
Catlin Group Limited
09 January 2007

Catlin Group Limited
9 January 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, we notify the market of the following:

The Company's share capital is now 244,371,630 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 6,066,243 Common Shares in respect of acceptances received by the Company for its recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc between 19 December and 29 December 2006 and the issue of 22,106 Common Shares following the exercise of options under the Company's Long Term Incentive Plan. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 244,371,630.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVREAKFNELAXEFE

REG-Catlin Group Limited Schedule 10
Released: 11/01/2007

RNS Number:3580P
Catlin Group Limited
11 January 2007

Catlin Group Limited

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,724,108	FPM	JP MORGAN, BOURNEMOUTH
670,586	FPM	NORTHERN TRUST LONDON
442,271	FPM	HSBC BANK PLC
188,330	FPM	STATE STR BK AND TR CO LNDN (S)
83,545	FPM	CITIBANK LONDON
62,807	FPM	BANK OF NEW YORK BRUSSELS
142,900	FMRCO	BROWN BROTHERS HARRIMAN AND CO
8,804,009	FISL	JP MORGAN, BOURNEMOUTH
6,467,552	FIL	BROWN BROS, HARRIMAN LTD LUX
3,168,475	FIL	JP MORGAN, BOURNEMOUTH
52,480	FIL	STATE STR BK AND TR CO LNDN (S)
11,600	FIL	BNP PARIBAS, PARIS
7,000	FIL	BNP PARIBAS, PARIS (C)
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
1,007,065	FII	JP MORGAN, BOURNEMOUTH
476,644	FIGEST	BNP PARIBAS, PARIS
23,324,872		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FIGEST"	Fidelity Gestion
"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited
"FMRCO"	Fidelity Management and Research Company

"FPM" Fidelity Pension Management

5. Number of shares / amount of stock acquired:

   6,794,487

6. Percentage of issued class:

   2.78%

7. Number of shares / amount of stock disposed:

   N/A

8. Percentage of issued class:

   N/A

9. Class of security:

   Common shares

10. Date of transaction:

    Holdings are as at 9 January 2007. "Shares acquired" is increase since previous disclosure

11. Date company informed:

    10 January 2007

12. Total holding following this notification:

    23,324,872

13. Total percentage holding of issued class following this notification:

    9.54%

14. Any additional information:

15. Name of contact and telephone number for queries:

    William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

    William Spurgin, Head of Investor Relations

Date of notification: 10 January 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in

it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUAURRBWRAAAR

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- Catlin Syndicate
- Catlin UK
- Catlin Bermuda
- Catlin US

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THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION, DIRE STATES OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFI

CATLIN GROUP LIMITED ACQUISITION UPDATE

HAMILTON, Bermuda - Catlin Group Limited ('CGL': London Stock Exchange), t and reinsurer, today announced further details on progress relating to the acquis ("Wellington").

Refinancing

Catlin Insurance Company Ltd. ("Catlin Bermuda") has priced an issue of US$60(at a dividend rate of 7.249 per cent.

The transaction size was increased during the bookbuilding process from US$3(strong demand from investors.

The proceeds of the issue will be received on 18 January 2007. The proceeds will acquisition financing facility Catlin established as part of the financing for the purposes.

Stephen Catlin, chief executive of Catlin Group Limited, said:

> "We are delighted by the success of our inaugural debt capital market tran received from investors. The issue provides us with the highest-quality hy new source of capital for the Group. It is also the largest-ever preferred sha both in the UK and the Bermuda markets."

2007 Underwriting

At the time Catlin made its offer to the Wellington Board, Catlin contemplated the had been underwritten by Wellington . The January 1st renewal period was an ir retain the business it desired, and the amount of business actually lost was signific

Stephen Catlin commented:

"We have been very encouraged during our important January 1 st renewal seasor

Retention and Integration

The integration of Catlin and Wellington operations is proceeding ahead of manag been fully integrated as previously reported, and the combined London underwriti floor located in Catlin's office 14 hours after the offer for Wellington was declared u including financial and support functions, is either on or ahead of schedule.

An important element of the integration plan involves retention of key staff, and place. There have been fewer than ten unplanned departures out of a total of more

As part of the integration, a number of redundancies were made upon the offer make up part of the projected synergies created by the acquisition.

Relocation

The relocation of all London staff to Catlin's offices located in 3 Minster Court is ex 2007.

Stephen Catlin said:

"I am amazed at how far our integration efforts have progressed in suct Catlin's initial offer to the Wellington Board, Catlin will have completed the operations, refinanced the acquisition-related debt and relocated all ei departure of a small number of employees from the company is well wi impact on our business going forward."

- ends -

For more info rmation contact:

Media Relations:

James Burcke,
Head of Communications,
London

Tel:
Mobile:
E-Mail:

Liz Morley,
Maitland, London

Tel:
E-mail:

Investor Relations:

William Spurgin,
Head of Investor Relations, London

Tel:
Mobile:
E-mail:

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specia more than 30 classes of business worldwide. Catlin wrote gross premiums million in the six months ended 30 June 2006. Catlin shares are traded on t More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer for the entire issued and to be issuec declared unconditional. The enlarged Catlin Group has a total net asset value

3. Catlin operates four underwriting platforms:

   - The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a re specialty insurance and reinsurance. The Catlin Syndicate is the lε capacity of up to £1.25 billion.

   - Catlin Bermuda (Catlin Insurance Company Ltd.), which underwrit reinsurance and property and casualty insurance.

   - Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialise for UK clients. It also writes other classes of business written by th

   - Catlin US, which encompasses Catlin's operations based in the United Company Inc., an admitted US insurer which will commence oper Company, a non-admitted insurer which will soon be rebranded unde offices in the United States.

4. Catlin US, which encompasses Catlin's operations based in the United Stat Inc., an admitted US insurer which will commence operations soon, and admitted insurer which will soon be rebranded under the Catlin banner. Cε States.

This announcement is not an offer for sale of securities in the United State

5. unlawful. The shares have not been and will not be registered under the U.S. ! Act"), and may not be offered or sold in the United States absent registrɛ Securities Act. There will be no public offer of the shares in the United States, of this announcement and the offering or sale of the shares in certain jurisdic taken by the Company that would permit an offering of such shares or poss other offering or publicity material relating to such shares in any jurisdiction ' into whose possession this announcement comes are required by the Compaı such restrictions.

No application has been or will be made to list the shares on the London Stocl

Legal disclaimer © Catlin Group Limited

REG-Catlin Group Limited Schedule 10
Released: 15/01/2007

RNS Number:5427P
Catlin Group Limited
15 January 2007

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE CO LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS PRIVATE BANK AND TRUST LTD, GERRARD LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS BANK PLC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
BANK OF IRELAND		216,321
BBHISL Nominees Ltd HGB0125	120192701	5,000
BNP PARIBAS		36,860
Barclays Capital Nominees Ltd		867,530
Barclays Capital Nominees Ltd		1,997,079
Barclays Global Investors		2,179,932
CIBC MELLON GLOBAL SECURITIES		26,010
Durlacher Nominees Ltd		11,016
INVESTORS BANK & TRUST COMPANY		102,005
INVESTORS BANK AND TRUST CO.		2,311
JP MORGAN (BGI CUSTODY)		6,281,199
JP MORGAN (BGI CUSTODY)		434,390
JP Morgan Chase		69,037
JPMORGAN CHASE BANK		205,669
MELLON TRUST OF NEW ENGLAND		34,613
Master Trust Bank of Japan, Ltd.		36,174
Mellon Trust - US CUSTODIAN / TRUSTEE		59,200
Mizuho Trust & Banking Co., Ltd.		63,427
NORTHERN TRUST BANK - BGI SEPARATE FUND CUSTODY ON		157,639
R C Greig Nominees Limited		249,017
R C Greig Nominees Limited GP1		967
STATE STREET BANK & TRUST - WIRE BANK - ABA# 026009		11,513
STATE STREET BANK AND TRUST CO		15,690
STATE STREET BOSTON		63,275
STATE STREET TRUST OF CANADA - WIRE BANK - NO ABA		60,322

Total 13,186,196

5. Number of shares / amount of stock acquired

2,858,650

6. Percentage of issued class

1.2%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

COMMON SHARES OF $0.01 EACH

10. Date of transaction

HOLDINGS ARE AS AT 9 JANUARY 2007. "SHARES ACQUIRED" IS INCREASE SINCE PREVIOUS DISCLOSURE

11. Date company informed

15 January 2007

12. Total holding following this notification

13,186,196

13. Total percentage holding of issued class following this notification

5.4%

14. Any additional information

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

Date of notification

15 January 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages

for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUVAVRBNRAAAR

REG-Catlin Group Limited Compulsory Acqn of Shares
Released: 15/01/2007

RNS Number:5641P
Catlin Group Limited
15 January 2007

15 January 2007

Catlin Group Limited

Compulsory Acquisition of Wellington Shares
and Closing of the Offer

Catlin is pleased to announce that it has received valid acceptances from Wellington Shareholders in respect of 488,979,717 Wellington Shares, representing approximately 96.6 per cent. of Wellington Shares to which the Offer relates. Accordingly, Catlin is today issuing notices under Paragraph 2 of Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006 to Wellington Shareholders who have not yet accepted the Offer that it now intends to exercise its rights to acquire compulsorily all those Wellington Shares still outstanding at the expiry of the requisite notice period on the same terms as the Offer. In the meantime, the basic terms of the Offer (but not the Mix and Match Facility) remain open for acceptance. Forms of Acceptance and Election not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form Of Acceptance And Election so as to be received as soon as possible.

The Offer will close at midnight on 26 February 2007, being not less than 14 days from the date of this announcement.

Further to Catlin's announcement on 22 December 2006, Wellington Shareholders are reminded that the cancellation of Wellington Shares from the Official List of the UK Listing Authority and from trading on the London Stock Exchange's main market for listed securities is expected to take effect on 25 January 2007.

Terms used in this announcement shall have the meaning given to them in the Offer Document.

Enquiries

For further information, contact:

Catlin
James Burcke (Head of Communications, London)
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767738
Email: james.burcke@catlin.com

William Spurgin (Head of Investor Relations, London)
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314365
Email: william.spurgin@catlin.com

Maitland
Public relations adviser to Catlin
Liz Morley
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

The Catlin Directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in

this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of UBS Limited or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

Citigroup Global Markets, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Citigroup Global Markets or for providing advice in relation to the Offer, the contents of this announcement, or any matter referred to herein.

This announcement does not constitute, or form part of, any offer for or invitation to sell or purchase any securities, or any solicitation of any offer for, securities in any jurisdiction. Any acceptance or other response to the Offer should be made only on the basis of information contained in or referred to in the Offer Document and the Prospectus. Such documents contain important information which Wellington Shareholders are urged to read carefully.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. Further, the laws of the relevant jurisdiction may affect the availability of the Offer to persons not resident in the United Kingdom. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Offer Document.

The material set forth herein is for information purposes only and should not be construed as an offer for securities for sale in or into the United States or any other jurisdiction. The New Catlin Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.

The Offer is made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. Financial statements included in the Offer Document and Prospectus have been prepared in accordance with non-US accounting standards and may not be comparable to the financial statements of US companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. You may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada; no Prospectus or a Prospectus equivalent has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada or Australia or any other jurisdiction outside the United Kingdom if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada or Australia or such other jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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